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                                                                  Exhibit (a)(1)

             [MARRIOTT RESIDENCE INN LIMITED PARTNERSHIP LETTERHEAD]


                                         September 14, 2001



Dear Marriott Residence Inn Limited Partner:

           Please be advised that, on August 31, 2001, an unsolicited tender offer to purchase up to 13,120 of the limited partnership Units of the Partnership (20% of the outstanding Units) for $400 per Unit in cash, reduced by any cash distributions made or declared by the Partnership on or after August 31, 2001 was commenced. The tender offer is being made by Madison Liquidity Investors 114, LLC (the "Purchaser"), a Delaware limited liability company owned by a joint venture between Madison Capital Management, LLC ("Madison") and Haberhill LLC ("Haberhill"). As you may recall, the Purchaser commenced an earlier tender offer for Units in May of this year.

           The General Partner is required to inform you of its position, if any, with respect to this offer. In that regard, the General Partner is making no recommendation whether limited partners should accept or reject the offer and is remaining neutral with respect to the offer.

           Although the General Partner is not making a recommendation, we believe that limited partners should carefully consider the following in making their own decision about whether to accept or reject the offer. As previously disclosed in the Partnership's Second Quarter 2001 Quarterly Report distributed to all limited partners and our letter to limited partners dated May 29, 2001, the General Partner is currently attempting to sell the Partnership's Inns or, in the alternative, find a buyer for the Units. On April 9, 2001, the General Partner engaged Merrill Lynch & Co. ("Merrill Lynch") as its financial advisor to solicit bids from interested parties. As part of that process, Merrill Lynch prepared a list of over 20 parties who they believed might have an interest in acquiring either the Partnership's Inns or the Units and contacted those parties. Several of the parties contacted requested additional information, conducted preliminary due diligence of the Partnership and submitted acquisition proposals to the Partnership.

           As of the date of this letter, the Partnership has begun exclusive discussions with one potential acquirer who is currently conducting additional due diligence. Nonetheless, the sale process is still ongoing and, accordingly, there can be no assurance that a transaction will occur or, if it were to occur, of the timing or ultimate value of any such transaction. However, the proposed per Unit purchase price submitted by several potential acquirers as a result of the solicitation process (which proposals were subject to additional due diligence and negotiation by such potential acquirers), exceeded the $400 per Unit currently offered by the Purchaser. In addition, if a transaction were to occur, it would require approval of the limited partners holding a majority of the Units as well as the consent of the Partnership's lenders.





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           In deciding whether to accept or reject the offer, limited partners should carefully read, in its entirety, the Offer to Purchase provided by the Purchaser. In particular, limited partners should consider the following statements made by the Purchaser in its Offer to Purchase:

                  "Although the Purchaser cannot predict with certainty the future value of the Partnership's assets on a per Unit basis, the Offer Price could differ significantly from the net proceeds that would be realized from a sale of the properties owned by the Partnership or that may be realized upon a future liquidation of the Partnership."

                  "The Purchaser is making the Offer for investment purposes and with the intention of making a profit from the ownership of the Units. In establishing the Offer Price of $400 per Unit, the Purchaser is motivated to establish the lowest price that might be acceptable to Unitholders consistent with the Purchaser's objectives. Such objectives and motivations may conflict with the interests of the Unitholders in receiving the highest price for their Units."

                  "Upon the liquidation of the Partnership, the Purchaser will benefit to the extent, if any, that the amount per Unit it receives in the liquidation exceeds the Offer Price, if any. Therefore, Unitholders might receive more value if they hold their Units, rather than tender, and receive proceeds from the liquidation of the Partnership. Alternatively, Unitholders may prefer to receive the Offer Price now rather than wait for uncertain future net liquidation proceeds."

                  (See the cover page of the Purchaser's Offer to Purchase dated August 31, 2001.)

         Furthermore, as limited partners are aware, the Purchaser commenced a tender offer in May 2001 in which it offered to purchase Units at $300 per Unit. Although the Purchaser was seeking to purchase up to 13,120 Units in the offer (the same number being sought in the current offer), the Purchaser has disclosed that only 2,271 Units were tendered and accepted by the Purchaser. You should also be aware that, notwithstanding the fact that this earlier offer expired on June 26, 2001, pursuant to the terms of that offer, the Purchaser was not required to pay for the tendered Units until the Units were transferred on the books of the Partnership which, pursuant to the terms of the Partnership Agreement, did not occur until September 7, 2001. A similar provision is included in the current offer. As disclosed in the Offer to Purchase, although the current offer is scheduled to expire on October 2, 2001, under the terms of the offer, the Purchaser will not pay the tender offer consideration (with interest) until approximately January 1, 2002. In addition, although you will be able to withdraw any tendered Units at any time prior to the expiration date of the current offer (currently scheduled for October 2, 2001), once the offer has expired and the Purchaser has accepted your Units for payment, you will no longer be


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the owner of those Units even though you will not receive payment for them until approximately January 1, 2002.

           You will have to make the determination as to whether to wait for a possible transaction resulting from Merrill Lynch's solicitation efforts or to sell your Units now at the tender offer price. If you are interested in liquidating your Units immediately, the tender offer gives you this opportunity (although please recognize that the cash consideration would not be received until January 2002). Additionally, there can be no assurance that a better offer for the purchase of your Units will be available now or in the future. As you are no doubt aware, however, by accepting this or any other offer, you will surrender your right to participate in any future benefits from ownership of the Units. There can be no assurance that the tender offer price is equal to or greater than the amount you might otherwise receive with respect to your Units over the remaining term of the Partnership. If you choose to accept the tender offer, payment will come directly from the Purchaser.

           Enclosed with this letter is a copy of our Solicitation/Recommendation Statement on Schedule 14D-9 that has been filed with the Securities and Exchange Commission. We urge you to read the enclosed material carefully.

           If you have any questions, please call Host Marriott Investor Relations at 301-380-2070.

                                               Very truly yours,

                                               RIBM ONE LLC
                                               General Partner



                                               ---------------------------
                                               Robert E. Parsons, Jr.
                                               President and Manager

Enclosure


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